Exhibit (2)(r)(iii)

Code of Ethics

Ramius HVB Partners, LLC

     The Adviser has adopted a Code of Ethics that is applicable to all of its access persons and substantially all of its employees. The Code reflects the Adviser's belief in the absolute necessity to conduct all business, make all decisions and carry on all personal activities at the highest ethical and professional levels. The Adviser's Executive Committee heartily endorses the ethical imperative implicit in the Code and, as has been the practice since Adviser's founding, relies on its employees' personal behavior to embrace those same standards. All persons that are covered by the Code must avoid activities, interests and relationships that may interfere or appear to interfere with making decisions in the best interests of clients. More specifically, the Code seeks to place the interest of clients over the interests of any employee; imposes standards of business conduct for all of the Adviser's employees; requires employees to comply with the federal securities laws; regulates employee personal securities transactions, including requiring all covered persons to obtain pre-approval before investing in hedge fund or private placement investments; and requires reporting and review of personal securities transactions. The Adviser will provide a copy of the Code of Ethics to any client or prospective client upon request.